Form 10-K405/A, Exhibit 13
period 1994-12-31
MERCURY FINANCE COMPANY
filed 1995-04-19
CIK 846378

Annual Report

OUR BUSINESS

Mercury Finance Company is the largest independent financier of previously owned automobiles in the United States. Its operating subsidiaries serve a network of over 5,000 new and used car dealers through its 247 neighborhood offices in 25 states. The Company also makes direct cash loans and offers credit insurance to its customers. Mercury's stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol MFN.

CONTENTS
  Financial Highlights - 1
  Letter to Shareholders - 4
  Operations Review:  Growth Quality - 6
  Financial Review - 10
  Directors and Officers - 29
  Shareholder Information - 29

FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share amounts)

Text                               1994          1993       Change
Net Income                         $86,545       $64,927    33.3%
Net Income Per Share               $.74          $.56       33.5%
Finance Receivables                $1,039,867    $820,287   26.8%
Shareholders' Equity               $227,514      $193,527   17.6%
Return on Average Equity           40.23%        38.95%
Return on Average Assets           9.71%         9.12%
Net Charge Offs Against
Allowance to Average Finance
Receivables                        .47%          .49%

DEAR SHAREHOLDERS
I am please to report that 1994 was another year of record results and growth for Mercury Finance Company. Eleven years ago we started this business with the belief that we could offer financing to markets often overlooked by the financial services industry. That idea produced financing volume for our Company of over $1.1 billion for 1994.
FOR 44 CONSECUTIVE QUARTERS, we have achieved record earnings. Net finance receivables at December 31, 1994 were a record $1.04 billion compared to $820.3 million a year earlier. Net earnings increased 33.3% to $86.5 million or $.74 per share - up $21.6 million or $.18 per share from a year ago. These results were achieved through volume growth at the branch level as well as an increase in the number of branch offices. Mercury added 31 new branch offices during 1994 and at year end, had 247 offices operating in 25 states.
Our insurance business continues to grow. Premiums and commission grew to $29.6 million in 1994 from $21.0 million in 1993. As an agent for various carriers, Mercury offers credit related insurance products to customers who request them.
In addition, certain warranty and service plans provided by third party companies are available for sale to our customers through our branch network or dealers when contracts purchased.
In August, Mercury renegotiated and increased its revolving credit agreement with 18 major U.S. and foreign banking institutions while obtaining a 20% reduction in the carrying fee. The $400 million credit line provides the required back-up liquidity to our commercial paper program. Mercury's commercial paper program supplements its long-term, fixed-rate debt borrowings and in addition, reduces our reliance on the more interest sensitive short-term debt. In 1995 and beyond, we plan to continue our strategy of borrowing fixed-rate, long-term funds and we will consider entering both the public and private markets as the need arises.

OUR ACQUISITION OF MIDLAND FINANCE CO., a Chicago based company with over 40 years experience in consumer finance, was completed in September 1994.
Midland specializes in purchasing non-auto sales finance contracts and extending direct consumer loans. This particular opportunity will enable Mercury to expand into new markets as well as achieve further penetration of existing ones.
In addition, we expect to open 30 to 35 new offices in 1995, several of which represent new markets for Mercury in Oregon, Pennsylvania and Delaware. This carefully planned expansion should enable us to sustain quality results while achieving our targeted annual growth rate of 20% to 25% in finance receivables.
CONTRARY TO OUR EARNINGS PERFORMANCE, Mercury's stock price declined during the year, as did the financial indexes for the New York Stock Exchange and Standard and Poor's. Our stock, however, rose steadily throughout the first part of 1995 and in light of Mercury's outstanding history and our outlook for the coming year, we are encouraged that this upward trend will continue. We believe the declines in the financial sector of the markets were largely attributable to investor concern over rising interest rates. While interest rate increases are always a concern, our earnings are somewhat protected by the actions we've taken over the past few years to extend the maturities of a large portion of our fixed-rate debt portfolio. As a result of these actions, our average interest rate paid on interest bearing liabilities was 6.43%. We expect our margin to remain strong in 1995.
Another factor we feel impacted our stock during the second part of 1994 was investor concern over legal action against our Alabama subsidiary. Mercury Finance Corporation of Alabama was the subject of a lawsuit regarding the disclosure of a dealer discount. The court in Barbour County, Alabama ruled in favor of the plaintiff. However, after the completion of post-trial motions on January 26, 1995, the amount of damages awarded was significantly reduced and an agreement to settle the case was entered into to avoid the continuing costs and risks of an appeal. Although this matter is now concluded, we maintain the position that our practices comply with state and federal law.
OUR FOCUS FOR THE FUTURE will be continued earnings growth that will build value for our shareholders. We will maintain stringent cost controls and guard against fluctuations in interest rates to protect our profit margins. Delivery of superior service to our dealers and customers while seeking opportunities in the growing used car market will remain high priorities for Mercury. Acquisition opportunities will continue to be reviewed scrupulously as they arise and will be prusued only when they complement our businesses and will immediately contribute to earnings. We will continue to invest in people who get the job done better, faster and smarter than anyone else.
I thank each of our employees for their continued commitment to growth and achievement. Their dedication and professional work ethics have earned our Company an outstanding reputation for quality and service. I would also like to express my appreciation to each of our shareholders for their loyalty and support.

John N. Brincat
John N. Brincat
President and Chief Executive Officer
February 28, 1995

GROWTH QUALITY
In our eleven year history, Mercury Finance Company has become the largest independent financier of used automobiles in the United States. What started as a group of neighborhood offices offering loans to enlisted military personnel, has grown to a network of 247 branch offices that specialize in used car financing for over 5,000 auto dealers throughout the country. FINANCING THE SALE of used cars remains our primary business and during 1994, contributed over 85% of receivables. We typically purchase sales finance contracts from franchised and independent auto dealers. We often provide credit and noncredit-related insurance products in both an agent and direct capacity.

Our insurance premiums and commissions during the past year totaled $29.5 million in revenues, a 41% increase over 1993. In addition, we provide direct consumer loans at our neighborhood branches for major appliances, small dollar durable goods, and other personal needs. Many of these loans are to existing and former auto accounts with established credit. Our consumer loan activity grew by 36% during the year and receivables totaled $135.5 million at year end. Our growth is a result of our willingness and ability to structure loans and financing programs that meet the unique needs of our customers. The Midland acquisition will provide excellent opportunities for further expansion of consumer loans. While Mercury's strategy is to grow every part of its business, the primary focus will continue to be used car financing.
TRENDS in the automobile industry point towards tremedous growth in the used car market, Mercury's specialty niche for the past 11 years. Franchised auto dealers sold an estimated two million more used vehicles than new vehicles in 1994, and this difference is expected to widen over the next three years as more previously leased vehicles are returned to the market to be sold. As the prices of new cars continue to reise and auto leasing gains in popularity, we anticipate a much broader used car market with higher quality, competitively priced vehicles.
Total used car sales are estimated to have exceeded 17 million vehicles for the year, representaing sales of nearly $170 billion. Cash transactions accounted for about 25% of this market, leaving 75% or approximately $128 billion to be financed. Mercury currently finances less than 1% of this market, however, we are well positioned for significantly higher levels of volume. We recognize that this growth must be managed, and managed well.
OUR PEOPLE are the single most important factor in maintaining a high level of consistent performance. Everyone understands that our superior level of service is the only product which will differentiate Mercury from other companies. It means working with our customers and dealer network to satisfy their needs. We must ask the righ questions, analyze the risks, and deliver timely answers. Customer loyalty is something that must be earned everyday in every office. Our dealer network has grown dramatically because we have focused on the the market's needs and have delivered results through consistent and reliable financing.
Mercury is committed to providing opportunities and incentives to keep its employees motivated to perform at the exceptional levels we expect. In-house training programs have been instrumental in developing strong supervisory and managerial talent to meet the needs of our branch office expansion. Our Manager Qualification and Accelerated Training Programs were developed to instill the "Mercury way of doing business" and assure that our practices are consistent throughout the country. We continually evaluate and modify these programs to offer the latest in technology and related industry skills to keep our employees a step ahead of the competition. Their continuing ability to manage the variables of the business has enabled Mercury to meet and exceed the aggressive performance goals we have set for ourselves.
COST CONTROL is critical to our continued profitability, and we have successfully controlled our funding costs as well as administrative operating costs. Stringent credit standards and close monitoring of delinquent accounts have kept Mercury's losses well below the industry norm for over a decade.
For 1994, our losses as a percentage of total receivables were .47%, consistent with our past performance. Our track record has proven that we can achieve strong growth without compromising the quality of our loan portfolio. AS COMPETITION intensifies in the used car financing market, we are confident that our experience and growth strategies will keep Mercury miles ahead of any newcomer. Carefully planned expansion while controlling operating costs will keep Mercury #1 in the industry. We challenge any competitor to match our performance, the professionalism of our people and most importantly, the expertise we've developed in this market over the past eleven years.

FIVE YEAR SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

Text                                      1994        1993      1992       1991      1990
SUMMARY INCOME STATEMENT
  Interest income                         $211,565    $165,054  $121,531   $99,199   $81,053
  Interest expense                        39,375      32,933    29,525     28,796    27,544
  Net interest income                     172,190     132,121   92,006     70,403    53,509
  Provision for finance credit losses     7,376       6,392     4,330      3,984     3,688
  Net                                     164,814     125,729   87,676     66,419    49,821
  Other income                            40,907      29,342    20,345     16,339    13,715
  Other expenses                          64,731      50,204    34,359     29,256    25,864
Income before income taxes and
cumulative effect of change in
accounting principle                      140,990     104,867   73,662     53,502    37,672
Income taxes                              54,445      40,174    27,939     20,686    14,461
Income before cumulative effect of
change in accounting principle            86,545      64,693    45,723     32,816    23,211
Cumulative effect of change in
accounting principle                      0           234       0          0         0
Net income                                $86,545     $64,927   $45,723    $32,816   $23,211
Net income per share                      $.74        $.56      $.39       $.29      $.21
Dividends per share                       $.29        $.20      $.14       $.09      $.07
Market value per share                    $13.00      $19.13    $11.16     $9.46     $3.14
SELECTED BALANCES AT YEAR END
Total assets                              $1,036,403  $797,090  $593,703   $498,437  $408,911
Finance receivables (Gross)               1,272,430   1,004,517 747,573    618,455   504,836
Finance receivables (Net of unearned
 charges)                                 1,039,867   820,287   618,648    514,586   417,964
Allowance for finance credit losses       22,488      18,344    13,198     11,334    9,307
Nonrefundable dealer reserves             66,477      57,241    38,262     28,226    18,335
Senior debt, commercial paper and other   449,945     260,260   200,000    169,135   153,131
Senior debt, term notes                   265,375     266,000   175,500    143,000   113,000
Subordinated debt                         35,500      35,000    41,000     51,000    51,000
Shareholders' equity                      227,514     193,527   144,920    105,089   70,659
SELECTED RATIOS
Net income to average assets              9.71%       9.12%     8.36%      7.24%     6.20%
Net income to average shareholders'
  equity                                  40.23       38.95     37.62      36.91     38.03
Earnings to fixed charges                 4.48        4.10      3.44       2.82      2.35
Net charge offs against allowance to
  average finance receivables             .47         .49       .43        .42       .46
Allowance for finance credit losses to
  finance receivables                     2.16        2.24      2.13       2.20      2.23
Shareholders' equity to assets            21.95       24.28     24.40      21.08     17.28

INDEPENDENT AUDITORS' REPORT
THE BOARD OF DIRECTORS AND SHAREHOLDERS
MERCURY FINANCE COMPANY:
We have audited the accompanying consolidated balance sheets of Mercury Finance Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1994. These consolidated financial statements are the responsibility of Mercury Finance Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclousres in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Finance Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1994, in conformity with generally accepted accounting principles.
As discussed in the notes to the consolidated financial statements, Mercury Finance Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, ACCOUNTING FOR INCOME TAXES.
As discussed in note 9 to the consolidated financial statements, Mercury Finance Company and its subsidiary Mercury Finance Company of Alabama are named as defendants in a number of lawsuits pending in state and Federal Courts in Alabama. The cases include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations, wrongful repossessions of vehicles, and deceptive trade practices, among other things. Mercury Finance Company is vigorously defending this litigation, however, the outcome of this litigation and the amount of damages, if any, that may ultimately be incurred cannot presently be determined.
Accordingly, no provision for any liability that may result from such litigation has been recognized in the accompanying consolidated financial statements except for the Circuit Court of Barbour County, Alabama case as discussed in the note.
/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
January 31, 1995, except as to note 9, which is as of Februrary 20, 1995 Chicago, Illinois
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                  December 31,
Text                                        1994         1993
ASSETS
Cash                                        $19,980      $11,621
Investments                                 14,184       10,533
Finance Receivables                         1,039,867    820,287
  Less allowance for finance credit losses  (22,488)     (18,344)
  Less nonrefundable dealer reserves        (66,477)     (57,241)
  Finance receivables, net                  950,902      744,702
Prepaid pension expense                     507          1,040
Deferred income taxes                       7,290        5,511
Premises and equipment (at cost less
  accumulated depreciation of $6,158 and
  $4,513)                                   3,492        2,745
Goodwill                                    15,404       10,113
Other assets (including repossessions)      24,644       10,825
TOTAL ASSETS                                $1,036,403   $797,090
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Senior debt, commercial paper and notes     $449,945     $260,260
Senior debt, term notes                     265,375      266,000
Subordinated debt                           35,500       35,000
Accounts payable and other liabilities      53,401       39,076
Income taxes payable                        4,668        3,227
TOTAL LIABILITIES                           808,889      603,563
SHAREHOLDERS' EQUITY
Common stock-$1.00 par value:
  300,000,000 shares authorized
  1994-116,079,703 shares outstanding
  1993-115,648,624 shares outstanding       116,080      115,649
Paid in capital                             6,384        2,856
Retained earnings                           128,157      75,193
Treasury stock-1,839,705 & 63,205 shares
  at cost                                   (23,107)     (171)
TOTAL SHAREHOLDERS' EQUITY                  227,514      193,527
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                    $1,036,403   $797,090

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share amounts)        Years ended
December 31,
Text                                                 1994       1993       1992
INTEREST INCOME
Finance charges, fees and other interest             $211,565   $165,054   $121,531
Interest expense                                     39,375     32,933     29,525
  Net interest income                                172,190    132,121    92,006
Provision for finance credit losses                  7,376      6,392      4,330
  Net interest income after provision for finance
    credit losses                                    164,814    125,729    87,676
OTHER INCOME
Insurance commissions                                20,507     12,318     7,529
Insurance premiums                                   9,056      8,648      5,973
Fees and other                                       11,344     8,376      6,843
  Total other income                                 40,907     29,342     20,345
OTHER EXPENSES
Salaries and employee benefits                       36,852     29,058     19,928
Occupancy expense                                    3,730      3,216      2,189
Equipment expense                                    1,665      1,244      856
Data processing expense                              2,551      1,984      1,765
Insurance claims expense                             2,722      3,338      2,314
Other operating expenses                             17,211     11,364     7,307
  Total other expenses                               64,731     50,204     34,359
Income before income taxes and cumulative effect
  of change in accounting principle                  140,990    104,867    73,662
Applicable income taxes                              54,445     40,174     27,939
Income before cumulative effect of change in
  accounting principle                               86,545     64,693     45,723
Cumulative effect of change in accounting principle  0          234        0
NET INCOME                                           $86,545    $64,927    $45,723
NET INCOME PER COMMON SHARE                          $.74       $.56       $.39

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands except per share amounts)
                                    Common     Paid in    Retained   Treasury
Text                                Stock      Capital    Earnings   Stock     Total
Balance at January 1, 1992          $42,278    $422       $62,560    ($171)    $105,089
  1992 net income                                         45,723               45,723
  Stock options exercised           1,299      8,963                           10,262
  Cash dividends ($.14 per share)                         (16,154)             (16,154)
  Transfer to Paid in Capital                  38,437     (38,437)             0
  Two for one stock split           42,548     (42,548)                        0
Balance at December 31, 1992        86,125     5,274      53,692     (171)     144,920
  1993 net income                                         64,927               64,927
  Stock options exercised           703        6,328                           7,031
  Cash dividends ($.20 per share)                         (23,351)             (23,351)
  Transfer to Paid in Capital                  20,075     (20,075)             0
  Four for three stock split        28,821     (28,821)                        0
Balance at December 31, 1993        115,649    2,856      75,193     (171)     193,527
  1994 net income                                         86,545               86,545
  Stock options exercised           431        3,528                           3,959
  Cash dividends ($.29 per share)                         (33,581)             (33,581)
  Treasury stock acquired                                            (22,936)  (22,936)
Balance at December 31, 1994        $116,080   $6,384     $128,157   ($23,107) $227,514

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)     Years ended December 31,
Text                                           1994         1993       1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                     $86,545      $64,927    $45,723
Adjustments to reconcile net income to cash
  provided by operating activities:
  Provisions for finance credit losses         7,376        6,392      4,330
  Net finance receivables charged off against
   allowance for finance credit losses         (4,284)      (3,702)    (2,466)
  Provision for deferred income taxes          (1,779)      (1,305)    (841)
  Depreciation                                 902          673        401
  Amortization of goodwill                     614          385        0
  Gain on sale of marketable equity securities 0            0          (192)
  Net (increase) decrease in other assets      (13,246)     (1,189)    (2,591)
  Net increase (decrease) in other liabilities 14,929       6,245      2,070
  Net increase in nonrefundable dealer
    reserves                                   5,727        18,979     10,036
    Net cash provided by operating activities  96,784       91,405     56,470
CASH FLOWS FROM INVESTING ACTIVITIES
  Principal collected on finance receivables   694,792      572,992    437,807
  Finance receivables originated or acquired   (887,902)    (724,104)  (541,869)
  Purchases of marketable equity securities    0            0          (3,118)
  Proceeds from sales of marketable
    equity securities                          0            0          3,310
  Net (increase) decrease in investment
    securities                                 (3,651)      811        (2,930)
  Purchases of premises and equipment          (1,456)      (1,032)    (874)
  Acquisition:
    Assets acquired                            (26,014)     (55,504)   0
    Liabilities assumed                        16,866       43,746     0
  Net assets acquired                          (9,148)      (11,758)   0
  Excess of purchase price over net assets
    acquired (goodwill)                        (5,905)      (10,498)   0
    Net cash used in investing activities      (213,270)    (173,589)  (107,674)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in senior debt,
    commercial paper                           184,485      55,289     30,865
  Senior debt, term notes retired              (35,125)     (79,500)   (30,000)
  Subordinated debt retired                    (2,320)      (6,000)    (10,000)
  Senior debt, term notes issued               30,000       135,000    62,500
  Stock options exercised                      3,959        7,031      10,262
  Dividends paid                               (33,581)     (23,351)   (16,154)
  Treasury stock acquired                      (23,936)     0          0
    Net cash provided by financing activities  124,482      88,469     47,473
    Net increase (decrease) in cash            7,996        6,285      (3,731)
CASH AT BEGINNING OF YEAR                      11,621       4,820      8,551
CASH ACQUIRED                                  363          516        0
CASH AT END OF YEAR                            $19,980      $11,621    $4,820
Supplemental Disclosures
  Income taxes paid to federal and state
    governments                                $53,262      $39,160    $22,181
  Interest paid to creditors                   $39,502      $33,038    $28,634

See accompanying notes to consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993, and 1992 (Dollars in thousands except per share amounts)
1)  ORGANIZATION AND AFFILIATIONS
Mercury Finance Company ("Mercury"), through its predecessor companies, commenced operations in February 1984 and through December 31, 1994 extablished separate consumer finance subsidiaries in 25 states, doing business in 247 offices under the Mercury Finance Company, MFC Finance Company, MERC Finance Company, Gulfco Finance Company and Midland Finance Co. names.
On April 1, 1993 Mercury acquired all the shares of Gulfco Investment Inc. for $22.3 million in cash. Gulfco Investment Inc. was the parent company which owned all of the stock of Gulfco Finance Company and Gulfco Life Insurance Company.
Gulfco Finance Company conducted its consumer finance business through a branch network of 62 offices located in Louisiana, Mississippi and Texas. The acquisition was accounted for under the purchase method of accounting. Accordingly their results of operations have been included in the consolidated financial statements of income and statements of cash flow since the date of acquisition. The excess of cost over fair value of net assets acquired (goodwill) relating to the acquisition is being amortized over twenty years on the straight line method.
On September 30, 1994 Mercury acquired all the shares of Midland Finance Co. for $15.1 million in cash and the assumption of its net liabilities. Midland Finance Co. conducted its consumer finance business through a central office in Chicago, Illinois. The acquisition was accounted for under the purchase method of accounting. Accordingly their results of operations have been included in the consolidated financial statements of income and statements of cash flow since the date of acquisition. The excess of cost over fair value of net assets acquired (goodwill) relating to the acquisition is being amortized over twenty years on the straight line method.

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accounting and reporting policies of Mercury conform to generally accepted accounting principles and to the general practice within the finance and insurance industries. The consolidated financial statements include the accounts of the consumer finance subsidiaries, Mercury Life Insurance Company ("Mercury Life"), Gulfco Investment Inc. ("Gulfco"), Midland Finance Co. ("Midland") and Gulfco Life Insurance Company ("Gulfco Life"). In addition certain data from prior years has been reclassified to conform to the 1994 presentation.
REVENUE RECOGNITION
- - CONSUMER FINANCE SUBSIDIARIES
Finance charges on precomputed loans and sales finance contracts are credited to unearned finance charges at the time the loans and sales finance contracts are made or acquired. Interest income is calculated using the interest method. If a precompute account becomes 60 or more days contractually delinquent and no full contractual payment is received in the month the account attains such delinquency status, the accrual of income is suspended until one or more full contractual monthly payments are received. Interest on interest bearing loans and sales finance contracts is calculated on a 360-day year basis and recorded on the accrual basis; accrual is suspended during the time an account is 60 or more days contractually delinquent. Late charges and deferment charges on all contracts are taken into income as collected. Extension fees are taken into income on the same basis as finance charges.
Fees and other income are derived from the sale of other products and services.
- - INSURANCE OPERATIONS
In conjunction with their lending practices, the consumer finance subsidiaries, as agents for Gulfco Life and unaffiliated insurers, offer credit life, accident and health and property insurance to borrowers who obtain finance receivables directly from the consumer finance subsidiaries, and to borrowers under sales finance contracts and financing contracts purchased from merchants and automobile dealers. Commissions on credit life insurance and credit accident and health insurance earned by Mercury are taken into income over the average terms of the related policies on the sum-of-the months digits method.

Mercury Life and Gulfco Life are engaged primarily in the business of reinsuring and direct writing respectively, of credit life and accident and health insurance policies issued to borrowers of finance receivables and sales finance contracts originated by Mercury. The policies insure the holder of a sales finance contract or other debt instrument for the outstanding balance payable in the event of death or disability of the debtor. Premiums are earned over the life of the contracts using pro rata and sum-of-the months digits methods.
Mercury Life and Gulfco Life have established policy liabilities and claim reserves. The claim reserves are based upon accumulated estimates of claims reported, plus estimates of incurred but unreported claims.
ALLOWANCE FOR FINANCE CREDIT LOSSES
Mercury maintains an allowance for finance credit losses at a level which, in the opinion of management, provides adequately for current and possible future losses that may develop in the present receivables portfolio. Management evaluates allowance requirements by examining current delinquencies, the characteristics of the accounts, the value of the underlying collateral, and general economic conditions and trends. Management also evaluates the availability of dealer reserves to absorb finance credit losses. A provision for losses is charged to earnings in an amount sufficient to maintain the allowance.
Direct installment loans on which no payment is received within 149 days, on a recency basis, are charged off. Sales finance contracts which are contractually delinquent 150 days arre charged off monthly before they become 180 days delinquent. Accounts which are deemed uncollectible prior to the maximum charge-off period are charged off immediately. Management may authorize an extension if collection appears imminent during the next calendar month.
INVESTMENTS
Investments include principally short-term money market instruments and bonds for which the Company has both the intent and ability to hold to maturity. Investments are carried at amortized cost.
PREMISES AND EQUIPMENT
Premises and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives. NONREFUNDABLE DEALER RESERVES
As part of Mercury's purchase of sales finance contracts, arrangements are entered into with dealers, whereby reserves are established to protect Mercury from potential losses associated with such contracts. As part of Mercury's agreement with the dealers, a protion of the proceeds from the sales finance contracts is retained by Mercury and is available to Mercury to charge specific accounts against. Mercury negotiates the amount of the reserves with the dealers based upon various criteria, one of which is the credit risk associated with the sales finance contracts being purchased. Dealer reserves amounted to $66,477 and $57,241 at December 31, 1994 and 1993, respectively. INTEREST EXCHANGE AGREEMENTS
The interest differential to be paid or received on interest exchange agreements is accrued monthly and is recognized over the life of the agreement.
INCOME TAXES
The consumer finance subsidiaries are members of Mercury's consolidated
Federal income tax group. The consumer finance subsidiaries file individual state income tax returns.
Mercury Life and Gulfco Life file their own tax returns and are not part of Mercury's consolidated tax group for Federal and state income tax purposes. Effective January 1, 1993 Mercury adopted the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial staatement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to adoption of Statement 109, Mercury accounted for income taxes under APB 11.
3)  FINANCE RECEIVABLES
Direct loans generally have terms of 12 to 24 months with maximum terms of 36 months; secured loans are generally collateralized by real or personal property. Sales finance contracts are accounted for on a discount basis and generally have maximum terms of 18 to 36 months with maximum terms of 48 months. Finance Receivables outstanding at December 31, 1994 and 1993, were as follows:

Text                                    1994         1993
DIRECT FINANCE RECEIVABLES
Interest bearing                        $34,191      $11,148
Precompute                              101,281      88,146
Total direct finance receivables        135,472      99,294
SALES FINANCE RECEIVABLES               1,136,958    905,223
Total gross finance receivables         1,272,430    1,004,517
Less:  Unearned finance charges         222,284      174,440
       Unearned commissions,
       insurance premiums and
       insurance claim reserves         10,279       9,790
Finance receivables                     $1,039,867   $820,287

Included in finance receivables at December 31, 1994 and 1993 were $10,201 and $8,465, respectively, of receivables for which interest accrual had been suspended. Contractual maturities of the finance receivables by year are not readily available at December 31, 1994 and 1993, but experience has shown that such information is not significant in that receivables may be renewed, converted, or paid in full prior to actual maturity.
Principal cash collections (excluding finance charges earned) for the years ended December 31, 1994 and 1993, were as follows:

Text                                    1994         1993
DIRECT FINANCE RECEIVABLES
Principal cash collections              $70,892      $78,704
Percent of average net balances         82.09%       125.83%
SALES FINANCE RECEIVABLES
Principal cash collections              $623,900     $494,288
Percent of average net balances         72.60%       74.35%

A summary of the activity in the allowance for finance credit losses for the years ended December 31, was as follows:

Text                               1994      1993      1992
Balance at beginning of year       $18,344   $13,198   $11,334
Allowance acquired                 1,052     2,456     0
Provision for finance credit
  losses                           7,376     6,392     4,330
Finance receivables charged off    (6,467)   (4,882)   (2,921)
Recoveries                         2,183     1,180     455
Balance at end of year             $22,488   $18,344   $13,198

4)  SENIOR AND SUBORDINATED DEBT, LINES OF CREDIT AND
    COMMITMENT FEES
Senior and Subordinated debt at December 31, 1994 and 1993, consisted of the following:

Text                                    1994         1993
SENIOR DEBT, COMMERICAL PAPER & NOTES   $449,945     $260,260
SENIOR DEBT, TERM NOTES
Due 1994-interest rate 9.79%            $0           $5,000
Due 1994-interest rate 9.21%            0            28,500
Due 1995-interest rate 9.02%            10,000       10,000
Due 1995-interest rate 5.88%            15,000       15,000
Due 1995-interest rate 7.13% *          125          0
Due 1996-interest rate 9.00%            25,000       25,000
Due 1996-interest rate 6.41%            15,000       15,000
Due 1996-interest rate 7.125%*          125          0
Due 1997-interest rate 7.67%            15,000       15,000
Due 1997-interest rate 8.15%            17,500       17,500
Due 1997-interest rate 6.29%            24,000       24,000
Due 1997-interest rate 7.13%*           1,125        0
Due 1997-interest rate 6.86%*           1,500        0
Due 1998-interest rate 6.70%            35,000       35,000
Due 1998-interest rate 6.16%            76,000       76,000
Due 1998-interest rate 8.62%            20,000       0
Due 1998-interest rate8.50%             10,000       0
Total senior debt, term notes           $265,375     $266,000

*Debt assumed with Midland Acquisition

Text                                    1994         1993
SUBORDINATED DEBT
Due 1997-interest rate 9.76%            20,000       20,000
Due 1998-interest rate 10.86%           15,000       15,000
Due 1998-interest rate 7.38%*           500          0
Total subordinated debt                 $35,000      $35,000

*Debt assumed with Midland Acquisition

The following table sets forth information with respect to maturities of senior and subordinated debt at December 31, 1994.

       Senior debt
       commercial       Senior debt     Subordinated
Text   Paper & Notes    Term Notes      Debt          Total
1995   $449,945         $25,125         $0            $475,070
1996   0                40,125          0             40,125
1997   0                59,125          20,000        79,125
1998   0                141,000         15,500        156,500
Total  $449,945         $265,375        $35,500       $750,820

Credit facilities extended by banks and related commitment fees at December 31, 1994 and 1993, were as follows:

Text                                    1994         1993
Unused bank lines                       $20,000      $20,000
Revolving credit facilities             400,000      310,000
Total lines of credit                   $420,000     $330,000
Commitment fees (charged to
  interest expense)                     $928         $799

The revolving credit facilities have commitment periods through August 31, 1997 and are subject to annual extension for additional one year periods at the request of Mercury with the consent of each of the banks in the facility. Currently the facilities carry a weighted average annual commitment fee of 1/4 of 1% of the total amount. Outstanding borrowings bear interest at floating rates, at Mercury's option, either equal to the reference bank's prime rate, or 1/2 of 1% above LIBOR rate.

5)  INTEREST EXCHANGE AGREEMENTS
In the past Mercury had entered into interest exchange agreements ranging in maturity from one to five years. These agreements called for Mercury to pay interest at a fixed rate and receive interest at a floating rate on notional amounts. The net (income) expense associated with these agreements, which is included in interest expense in the accompanying consolidated statements of income, was $192, $1,197 and $2,045 in 1994, 1993 and 1992, respectively. At
December 31, 1994 Mercury was not a party to open interest exchange agreements.

6)  DIVIDEND RESTRICTIONS
Payment of dividends by Mercury are subject to certain limitations in the various debt agreements and the revolving credit facilities.
Under the most restrictive provisions of these agreements, approximately $47,036 of the retained earnings of Mercury at December 31, 1994 were available for distribution.

7)  COMMON STOCK
During the period since the Company became an independent publicly traded Company the following stock splits have been distributed:

Dates                                        Type
December 28, 1989                            4 for 3 split
October 31, 1990                             4 for 3 split
June 10, 1991                                4 for 3 split
December 5, 1991                             4 for 3 split
June 19, 1992                                2 for 1 split
June 22, 1993                                4 for 3 split

Earnings per share is computed by dividing net income by the total of weighted average common shares and common stock equivalents outstanding during the periods, adjusted for all stock splits. The calculated averages were as follows:

Text                      1994         1993         1992
Weighted Average:
Common Shares             115,909,646  115,317,944  113,414,712
Treasury Shares           (348,105)    (63,205)     (63,205)
Common Equivalents        1,205,356    1,711,704    3,112,513
Total                    116,766,897   116,966,443  116,464,020

8)  STOCK OPTIONS
Under the terms of Mercury's 1989 Stock Option and Incentive Compensation Plan, 16,558,024 common shares were reserved for the future granting of options to officers, non-employee directors and other key employees. Options become exercisable in whole or in part immediately after the date of grant at the closing price of Mercury's common stock on the date of grant. Options are forfeited upon termination of employement. Shares available for future grants totaled, 1,363,120 and 4,414,870 at December 31, 1994 and 1993 respectively.

Activity with respect to stock options follows:
(As adjusted for all stock splits)
Text                                    1994         1993
Outstanding January 1                   4,168,198    4,370,672
Options granted (average price of
  $16.75 in 1994 and $15.72 in 1993)    (30,000)     (86,382)
Options exercised (average price of
  $5.61 in 1994 and $5.31 in 1993)      (431,079)    (815,616)
Outstanding December 31                 6,788,869    4,168,198

The average option price under the plans was $11.30 and $6.70 at December 31, 1994 and 1993 respectively.

9)  CONTINGENCIES AND LEGAL MATTERS
In the normal course of its business, the Company and its subsidiaries are named as defendants in legal proceedings. A number of such actions are pending in the various states in which subsidiaries of the Company do business. It is the policy of the Company and its subsidiaries to vigorously defend litigation, but the Company and (or) its subsidiaries have and may in the future enter into settlements of claims where management deems appropriate.
On August 4, 1994, a verdict of $90,000 in compensatory and $50,000,000 in punitive damages was rendered against Mercury Finance Corporation of Alabama ("Mercury Alabama"), a subsidiary of the Company, in the Circuit Court of Barbour County, Alabama. On January 26, 1995, the Circuit Court of Barbour County, Alabama, entered an order requiring a new trial unless the plaintiff accepted a reduction of the punitive damage award from $50,000,000 to $2,000,000. Following the entry of the January 26, 1995 order, parties entered into a joint motion to vacate the verdict and judgment and dismiss the case pursuant to a settlement of the plaintiff's claim for an amount less than the reduced punitive damage award. Mercury Alabama has accrued the cost of the settlement as of December 31, 19944, and the consolidated statement of income for the year ended December 31, 1994 reflects this accrual.
As of December 31, 1994, Mercury Alabama was a defendant or counterclaim defendant in approximately 40 other lawsuits pending in state and federal courts in Alabama, the majority of which had been filed since the entry of the August 4, 1994 Barbour County jury verdict. The cases (some of which also name the Company as a defendant) include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations, wrongful repossessions of vehicles and deceptive trade practices, among other things. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages, as well as declaratory and equitable relief. As of February 20, 1995, several of the cases pending on December 31, 1994 (including the Circuit Court of Barbour County, Alabama, case discussed above, which had resulted in a judgment against Mercury Alabama) have been settled. In addition, approximately ten cases have been filed against Mercury Alabama since December 31, 1994, and the Company has been joined as a defendant in a number of cases in which it previously had not been named as a party.
A number of the pending Alabama cases are brought as putative class actions. On October 14, 1994, the Circuit Court of Barbour County, Alabama, certified a plaintiff class in a case alleging breach of contract and fraud claims against Mercury Alabama and the Company in connection with Alabama financing transactions. The court has not yet ordered the transmittal of notice to the class.
Although management is of the opinion that the resolution of these proceedings will not have a material effect on the financial position of the Company, it is not possible at this time to estimate (except for the Circuit Court of Barbour County case discussed previously) the amount of damages or settlement expenses that may be incurred. Accordingly, no provision has been made in the consolidated financial statements for any of the pending proceedings except for the Circuit Court of Barbour County, Alabama case.

10)  PENSION PLAN AND OTHER EMPLOYEE BENEFITS
Substantially all employees of Mercury are covered by non-contributory defined benefit pensions plans. total pension expense aggregated $634, $554, and $113 in 1994, 1993 and 1992 respectively.
The following table sets forth the funded status of Mercury's qualified plan amounts recognized in the 1994, 1993 and 1992 consolidated financial statements.

Text                               1994      1993      1992
Actuarial present value of
  benefit obligation:
Accumulated benefit obligations,
  including vested benefits of
  $4,407, $4,296, and $1,227       $4,973    $4,905    $1,615
Projected benefit obligation for
  service rendered to date         (7,596)   (8,193)   (3,562)
Plan assets at fair value          9,303     9,685     5,027
Plan assets in excess of
  projected benefit obligation     1,707     1,492     1,465
Unrecognized net asset as of
  December 31, being recognized
  over 22 years                    (830)     (337)     (361)
Unrecognized net loss (gain)       (437)     (185)     (59)
Unrecognized prior service cost    67        70        435
Prepaid pension expense            $507      $1,040    $1,480
Components of net pension expense:
Service cost-benefits earned
  during the period                $964      $764      $434
Interest cost on projected
  benefit obligation               567       416       139
Actual return on plan assets       321       (1,809)   (401)
net amortization and deferral      (1,198)   1,183     (59)
Net periodic pension expense       $654      $554      $113

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.25%, 7.25% and 7.5% at December 31, 1994, 1993 and 1992 respectively. The rates of increase in future compensation was 5.5% - 7% at December 31, 1994, 1993 and 1992. The expected long-term rate of return on plan assets in 1994, 1993 and 1992 was 9%.
Mercury also maintains a nonqualified, unfunded pension benefit plan for certain employees whose calculated benefit payments under the qualified plan are expected to exceed the limits imposed by Federal tax law. The projected benefit obligations of the plan, and the expenses related to this plan, are not material.
Mercury has an employee stock purchase plan and a tax deferred Retirement Savings Trust (401-k) plan; employees are eligible to participate in the plans after having attained specified terms of service. Both plans cover substantially all full time employees of Mercury and provide for employee contributions and partial matching contributions by Mercury. The expenses related to these plans are not material.

11)  INCOME TAXES
The components of the 1994, 1993 and 1992 provisions were as follows:

Text                               1994      1993      1992
CURRENT INCOME TAX EXPENSE
Federal                            $48,365   $35,792   $24,633
State                              7,859     5,453     4,147
Total                              56,224    41,245    28,780
Deferred income tax benefit        (1,779)   (1,305)   (841)
Total income tax provision         $54,445   $39,940   $27,939

The effective tax rates on income before income taxes were 38.6%, 38.3% and 37.9% in 1994, 1993, and 1992 respectively. State income taxes accounted for the difference between the effective income tax rate and the statutory Federal tax rate of 35% for 1994 and 1993 and 34% for 1992. The total income tax benefit reflected in shareholders' equity for stock options exercised was $1,535, $2,698, and $6,211 in 1994, 1993 and 1992 respectively. Deferred income taxes result primarily from timing differences in the recognition of the provision for finance credit losses and recognition of the pension expense for tax and financial reporting purposes.
The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, are presented below:

Text                                    1994         1993
Deferred tax asset:
Allowance for finance credit losses
  and prepaid pension expense           $8,048       $6,784
Deferred tax liability:
Premises and equipment depreciation
  and other miscellaneous items         758          1,273
Net deferred tax asset                  $7,290       $5,511

No valuation allowance for deferred tax assets has been recorded at December 31, 1994 and 1993 as the Company believes it is more likely than not that the tax deferred tax assets will be realized in the future.
As discussed in note 1, the Company adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $234 is determined as of January 1, 1993 and is reported separately in the consolidated statement of income for the year end December 31, 1993.

12)  LEASES
Mercury and its subsidiaries lease offices generally under cancelable operating leases expiring in various years through 2000. Most of these leases are renewable for periods ranging from three to five years. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1994:

Year                                    Amount
1995                                    $3,226
1996                                    2,543
1997                                    1,954
1998                                    1,251
1999 and after                          556
Total                                   $9,530

It is expected that in the normal course of business, office leases that expire will be renewed or replaced by leases on other properties. Total rent expense approximated $3,169, $2,619, and $1,905 in 1994, 1993 and 1992 respectively.

13)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Fair value estimates are made at a specific point in time for Mercury's financial instruments; they are subjective in nature and involve uncertainties, matters of significant judgment and, therefore, cannot be determined with precision. Fair value estimates do not reflect the total value of Mercury as a going concern.
INVESTMENTS
For those investments, which consist primarily of short-term money market instruments, the carrying amount is a reasonable estimate of fair value. For bonds the estimated fair value is based on quoted market price.
FINANCE RECEIVABLES
The fair value of finance receivables is computed using estimated market rates of return desired by bulk purchasers.
SENIOR DEBT, COMMERCIAL PAPER
The debt consists principally of short term commercial paper for which the carrying amount is a reasonable estimate of fair value. SENIOR AND SUBORDINATED DEBT, TERM NOTES
Rates currently available to Mercury for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

INTEREST EXCHANGE AGREEMENTS
The fair value of interest exchange agreements is the estimated amount that Mercury would receive or (pay) to terminate the interest exchange agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the exchange agreement counterparties.
The estimated fair values of Mercury's financial instruments at December 31, were as follows:

                                        1994
                                        Carrying     Fair
Text                                    Amount       Value
FINANCIAL ASSETS:
Cash                                    $19,980      $19,980
Investments                             14,184       13,928
Finance Receivables                     1,039,867    1,096,249
Less Allowance for Finance Credit
  Losses                                (22,488)     (22,488)
Total                                   $1,051,543   $1,107,669
FINANCIAL LIABILITIES:
Senior Debt, Commercial Paper           $449,945     $449,945
Senior Debt, Term Notes                 265,375      255,618
Subordinated Debt                       35,500       35,746
Total                                   $750,820     $741,309
  1993
FINANCIAL ASSETS:
Cash                                    $11,621      $11,621
Investments                             10,533       10,783
Finance Receivables                     820,827      859,189
Less Allowance for Finance Credit
  Losses                                (18,344)     (18,344)
Total                                   $824,097     $863,249
FINANCIAL LIABILITIES:
Senior Debt, Commercial Paper           $260,260     $260,260
Senior Debt, Term Notes                 266,000      272,612
Subordinated Debt                       35,000       38,210
Total                                   $561,260     $571,082
Off-Balance Sheet Financial
  Instruments:
Interest Exchange Agreements            $145         $339
  Notional Amount $15,000

14)  QUARTERLY FINANCIAL DATA (unaudited)

Balance Sheet Average for the Quarter        1994
Text                             4th Qrtr    3rd Qrtr    2nd Qrtr    1st Qrtr
ASSETS
Cash                             $14,742     $13,859     $12,629     $13,464
Investments                      12,600      12,448      11,746      11,248
Finance Receivables              1,000,640   932,434     892,076     839,051
Allowance for Credit Losses      (22,002)    (20,331)    (19,617)    (18,681)
Nonrefundable Dealer Reserves    (71,261)    (68,829)    (65,818)    (59,675)
Other Assets                     48,356      34,910      30,153      29,805
Total Assets                     $983,075    $904,491    $861,169    $815,212
LIABILITIES AND SHAREHOLDERS'
EQUITY
Senior Debt, Short Term          $385,243    $316,070    $288,452    $258,582
Senior Debt, Long Term           264,533     265,167     266,000     266,000
Subordinated Debt                35,750      35,000      35,000      35,000
Other Liabilities                67,888      64,814      61,044      58,820
Total Shareholders' Equity       229,661     223,440     210,673     196,810
Liabilities and Shareholders'
  Equity                         $893,075    $904,491    $861,169    $815,212

INCOME STATEMENT
Interest Income                  $59,531     $53,399     $50,818     $47,816
Interest Expense                 11,575      9,969       9,302       8,528
Net Interest Income              47,956      43,430      41,516      39,288
Provision for Credit Losses      2,543       1,657       1,409       1,766
Net Interest Income after
  Credit Losses                  45,413      41,773      40,107      37,522
Other Income                     13,575      10,228      8,588       8,516
Other Expenses                   20,653      15,362      14,523      14,192
Income Before Income Taxes       38,335      36,639      34,172      31,846
Applicable Income Taxes          14,827      14,158      13,170      12,290
Cumulative Effect of Change in
  Accounting Principle           0           0           0           0
Net Income                       $23,508     $22,481     $21,002     $19,556
Average Common & Equivalent
  Shares Outstanding             115,429     117,194     117,221     117,224
Per Common Share (adjusted for
  stock splits)
Net Income                       $.20        $.19        $.18        $.17
Cash Dividend                    .08         .07         .07         .07
Market Price:
  High                           15 1/8      17 5/8      18 7/8      19 1/8
  Low                            11 1/8      13 1/2      15 1/8      14 3/4
  Close at End of Period         13 1/8      14 1/2      16 1/2      16 7/8
Ratios
Net Interest Margin              18.97%      18.42%      18.36%      18.43%
Net Income to Average Assets     9.57        9.94        9.76        9.60
Net income to Average
  Shareholders' Equity           40.94       40.25       39.88       39.75

Balance Sheet Average for the Quarter        1993
Text                             4th Qrtr    3rd Qrtr    2nd Qrtr    1st Qrtr
ASSETS
Cash                             $10,803     $10,381     $10,934     $8,167
Investments                      12,512      10,968      12,101      4,899
Finance Receivables              804,369     772,338     726,745     636,725
Allowance for Credit Losses      (18,106)    (17,648)    (16,852)    (13,553)
Nonrefundable Dealer Reserves    (57,712)    (55,628)    (49,170)    (41,619)
Other Assets                     27,780      28,643      23,146      16,258
Total Assets                     $779,646    $749,054    $706,904    $610,877
LIABILITIES AND SHAREHOLDERS'
EQUITY
Senior Debt, Short Term          $275,624    $255,392    $225,477    $193,783
Senior Debt, Long Term           230,583     233,000     232,167     181,333
Subordinated Debt                35,000      35,000      40,000      41,000
Other Liabilities                53,701      53,006      48,249      46,388
Total Shareholders' Equity       184,738     172,656     161,011     148,373
Liabilities and Shareholders'
  Equity                         $779,646    $749,054    $706,904    $610,877

INCOME STATEMENT
Interest Income                  $46,029     $43,389     $41,172     $34,464
Interest Expense                 8,476       8,423       8,635       7,399
Net Interest Income              37,553      34,966      32,537      27,065
Provision for Credit Losses      1,345       1,762       1,722       1,564
Net Interest Income after
  Credit Losses                  36,208      33,204      30,815      25,501
Other Income                     8,238       8,123       7,283       5,699
Other Expenses                   14,055      13,283      13,455      9,411
Income Before Income Taxes       30,391      28,044      24,643      21,789
Applicable Income Taxes          11,799      10,989      9,299       8,087
Cumulative Effect of Change in
  Accounting Principle           0           0           0           234
Net Income                       $18,592     $17,055     $15,344     $13,936
Average Common & Equivalent
  Shares Outstanding             117,294     117,154     116,833     116,569
Per Common Share (adjusted for
  stock splits)
Net Income                       $.16        $.15        $.13        $.12
Cash Dividend                    .06         .06         .04         .04
Market Price:
  High                           20 3/8      19 1/8      15 7/8      16 1/8
  Low                            15 1/2      15 1/2      12 1/8      10 7/8
  Close at End of Period         19 1/8      19 1/8      15 7/8      14 3/8
Ratios
Net Interest Margin              18.42%      17.89%      17.60%      16.81%
Net Income to Average Assets     9.54        9.11        8.68        9.13
Net income to Average
  Shareholders' Equity           40.26       39.51       38.12       37.57

The common stock of Mercury Finance Company began trading on the New York Stock Exchange on April 11, 1989 under the symbol MFN. Mercury common stock is also traded on the Chicago Stock Exchange.
On December 31, 1994 Mercury had approximately 4,100 holders of record of common stock, exclusive of holders of shares in "street" or nominee names.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands)
The following discussion is intended to assist readers in their analysis of the accompanying consolidated financial statements and notes that are presented elsewhere in this Annual Report of Mercury Finance Company. FINANCIAL CONDITION
ASSETS AND FINANCE RECEIVABLES
Total assets of Mercury increased 30% to $1.0 billion at December 31, 1994. This follows an increase of 34% during 1993. Finance receivables increased 27% to $1.0 billion at December 31, 1994 which compared to an increase of 33% during 1993. The increase in assets and finance receivables are primarily attributable to the production of receivables from the increased number of offices operated by Mercury, the Midland acquisition and increased volume in existing offices. The Mercury offices in Florida, Texas and Illinois accounted for approximately 50% of all finance receivables, with the remainder being generated in the other 22 states where Mercury offices are located. The total number of offices was 247 at December 31, 1994, 218 at December 31, 1993 and 133 at December 31, 1992. The following tables summarize the composition of finance receivables at December 31:

Text                                1994          1993           1992
Sales finance receivables           $1,136,958    $905,223       $698,230
Direct finance receivables          135,472       99,294         49,343
Total gross finance receivables     1,272,430     1,004,517      747,573
Less:  Unearned finance charges     222,284       174,440        123,005
  Unearned commissions, insurance
  premiums and insurance claim
  reserves                          10,279        9,790          5,920
Finance receivables                 $1,039,867    $820,287       $618,648

Gross Finance Receivables By
Year of Office Openings             1994          1993           1992
Offices open at 12/31/92            $1,112,208    $893,383       $747,573
1993 Acquisition of Gulfco          0             74,799         0
1993 office openings                78,515        36,335         0
1994 office openings                41,060        0              0
1994 Acquisition of Midland         40,647        0              0
Total gross finance receivables     $1,272,430    $1,004,517     $747,573

ALLOWANCE AND PROVISION FOR FINANCE CREDIT LOSSES
Mercury maintains an allowance for losses at a level which, in the opinion of management, provides adequately for current and possible future losses in the finance receivables portfolio. Management evaluates allowance requirements by examining current delinquencies, the characteristics of the accounts, the value of the underlying collateral, and general economic conditions and trends. Management also evaluates the availability of dealer reserves to absorb finance credit losses. A provision for losses is charged to earnings in an amount sufficient to maintain the allowance. The following table sets forth a reconciliation of the changes in the allowance for finance credit losses for the three years ended December 31:

Text                                1994          1993           1992
Balance at beginning of year        $18,344       $13,198        $11,334
Allowance acquired                  1,052         2,456          0
Provision charged to expense        7,376         6,392          4,330
Finance receivables charged-off     (6,467)       (4,882)        (2,921)
Recoveries                          2,183         1,180          455
Balance at year end                 $22,488       $18,344        $13,198
Finance receivables at year end     $1,039,867    $820,287       $618,648
Allowance as a percent of finance
  receivables outstanding           2.16%         2.24%          2.13%

The increase in the provision and allowance for finance credit losses in 1994 and 1993 is primarily attributable to the increase in finance receivables outstanding.
As part of Mercury's purchase of sales finance contracts, arrangements are entered into with dealers, whereby reserves are established to protech Mercury from potential losses associated with such contracts. As part of Mercury's agreement with the dealers, a portion of the proceeds from the sales finance contracts are retained by Mercury and are available to Mercury to charge specific accounts against. Mercury negotiates the amount of the reserves with the dealers based upon various criteria, one of which is the credit risk associated with the sales finance contracts being purchased. Dealer reserves amounted to $66,477 and $57,241 at December 31, 1994 and 1993, respectively. DEBT
The primary source for funding Mercury's finance receivables comes from debt issued by Mercury. At December 31, 1994, Mercury had total debt of $750.8 million, which compares to $561.3 million and $416.5 million at December 31, 1993 and 1992, respectively. During 1994 Mercury issued $30.0 million in senior term notes at an average rate of 8.6%.

The following table represents Mercury's debt instruments and the corresponding rates on the debt at the end of the periods indicated:

               Dec. 31, 1994     Dec. 31, 1993     Dec. 31, 1992
Text           Balance     Rate  Balance     Rate  Balance     Rate
Senior Debt:
  Commercial
  paper        $449,945    6.4%  $260,260    3.5%  $200,000    4.2%
  Term Notes   265,375     7.1   266,000     7.2   175,500     8.4
Subordinated
debt           35,500      10.2  35,000      10.2  41,000      9.9
Total          $750,820    6.8%  $561,260    5.7%  $416,500    6.5%

The interest rates in the preceding table do not include certain costs related to the placement of debt, costs associated with debt assumed in the acquisition of Gulfco, fees associated with the revolving credit facility and interest associated with interest exchange agreements which are amortized to interest expense. The effect of such costs which are included in interest expense in the consolidated financial statements increases the effective interest rate by approximately 30 basis points.

SHAREHOLDERS' EQUITY
The other primary source for funding the growth in finance receivables comes from the retention of earnings by Mercury. Total shareholders' equity at December 31, 1994 was $227.5 million which compares with $193.5 million at December 31, 1993. During the year Mercury had net income of $86.5 million, paid dividends of $33.6 million and purchased back 1.8 million shares costing $22.9 million. At December 31, 1994, Mercury's shareholders' equity as a percent of total assets was 21.95% which compares with 24.28% at December 31, 1993.

RESULTS OF OPERATIONS

NET INCOME
For the year ended December 31, 1994, Mercury had net income of $86.5 million, which represents an increase of 33% from the $64.9 million earned in 1993.
The increase in net income is primarily attributable to income derived from increased finance receivables outstanding caused by additional offices opened during 1993 and 1994 and increased volume in existing offices.

INTEREST INCOME AND INTEREST EXPENSE
The largest single component of net income is net interest income which is the difference between interest income and interest expense. For the year ended December 31, 1994, net interest income was $172.2 million, which compares with $132.1 million and $92.0 million in 1993 and 1992, respectively. The primary factor attributable to the growth in net interest income is the volume increase in finance receivables outstanding.

For the year ended December 31, 1994, Mercury's net interest margin, which is the ratio of net interest income divided by average interest earning assets, was 18.55%. This compares with a net interest margin of 17.73% and 16.07% in 1993 and 1992, respectively. The change in the net interest margin is primarily attributable to interest rate changes on interest earning assets. The changes in interest rates are reflective of general interest rate trends in the U.S. economy.
The following table summarizes net interest income and the net interest margin for the three years ended December 31:

Text                                      1994        1993        1992
Average interest earning assets           $928,060    $745,164    $572,564
Average interest bearing liabilities      612,700     494,590     386,235
Net                                       $315,360    $250,574    $186,329
Interest income                           $211,565    $165,054    $121,531
Interest expense                          39,375      32,933      29,525
Net interest income                       $172,190    $132,121    $92,006
Rate earned                               22.80%      22.15%      21.23%
Rate paid                                 6.43        6.65        7.64
Net                                       16.37%      15.50%      13.59%
Net interest margin                       18.55%      17.73%      16.07%

OTHER INCOME
In addition to finance charges and interest, Mercury derives commission income from the sale of other credit related products. These products include insurance relating to the issuance of credit life, accident and health and other credit insurance policies to borrowers of Mercury. Other credit-related sources of revenue are derived from the sale of other products and services. Insurance premiums are earned by the life insurance subsidiaries as a reinsurer of credit life and accident and health policies issued through Mercury branch offices.
For the year ended December 31, 1994, Mercury experienced increases primarily in its insurance commission, insurance premiums and other fee income. This is primarily attributable to additional loan volume, increased commission rates, income from Gulfco and the increased number of borrowers obtaining these types of products. The following table summarizes the amounts earned from these products for the three years ended December 31:

Text                                      1994        1993        1992
Insurance commissions                     $20,507     $12,318     $7,529
Insurance premiums                        9,056       8,648       5,973
Vehicle protection club memberships       3,929       3,478       2,807
Fees and other                            7,415       4,898       4,036
Total                                     $40,907     $29,342     $20,345
Other income as a % of average
  interest earning assets                 4.41%       3.94%       3.55%

OTHER EXPENSES
In addition to interest expense and the provision for finance credit losses, Mercury incurs other operating expenses in the conduct of its business. During 1994 other operating expenses increased 30% over 1993, which in turn had increased 46% over 1992. During the same period, total assets of Mercury have increased 30% and 34%. During 1994 additional legal fees and settlement costs were incurred associated with a judgment which was rendered against one of Mercury's subsidiaries in Alabama. The following table summarizes the components of other expenses for the three years ended December 31:

Text                                      1994        1993        1992
Salaries and employee benefits            $36,852     $29,058     $19,928
Insurance claims expense                  2,722       3,338       2,314
Other operating expenses                  25,157      17,808      12,117
Total                                     $64,731     $50,204     $34,359
Operating expenses as a % of
  average interest earning assets         6.97%       6.74%       6.00%

INCOME TAXES
Income taxes increased 36% to $54.4 million when compared with $40.2 million and $27.9 million in 1993 and 1992, respectively. The increase in income taxes is primarily attributable to a higher level of pretax earnings and an increased Federal Tax Rate. The effective tax rates on income before income taxes were 38.6%, 38.3% and 37.9% in 1994, 1993 and 1992, respectively.
CREDIT LOSSES AND DELINQUENCIES
Direct finance receivables on which no payment is received within 149 days, on a recency basis, are charged off. Sales finance receivables which are contractually delinquent 150 days are charged off monthly before they become 180 days delinquent. Accounts which are deemed uncollectible prior to the maximum charge-off period are charged off immediately. Management may authorize an extension if collection apprars imminent during the next calendar month.
The following table sets forth information relating to charge-offs, the allowance for finance credit losses and dealer reserves:

Text                                      1994        1993        1992
Loss provision charged to income          $7,376      $6,392      $4,330
Charge-offs net of recoveries             4,284       3,702       2,466
Allowance for finance credit losses
  at end of period                        22,488      18,344      13,198
Dealer reserves at end of period          66,477      57,241      38,262

RATIOS

Text                                      1994        1993        1992
Net charge-offs against allowance to
  average finance receivables             .47%        .49%        .43%
Allowance for finance credit losses at
  end of period                           2.16%       2.24%       2.13%
Dealer reserves to sales finance
  receivables at end of period            5.84%       6.32%       5.48%

If an account becomes 60 or more days contractually delinquent and no full contractual payment is received in the month the account attains such delinquency status, it is classified as delinquent. The following table sets forth certain information regarding 60 day and greater contractually delinquent accounts, at December 31:

60 Days and Over Delinquencies            1994        1993        1992
Sales finance receivables                 $7,492      $5,366      $5,509
Direct finance receivables                2,709       3,099       1,156
Total                                     $10,201     $8,465      $6,665
Outstanding:
Sales finance receivables                 $1,136,958  $905,223    $698,230
Direct finance receivables                135,472     99,294      49,343
Total                                     $1,272,430  $1,004,517  $747,573
Delinquency as a % of Receivables
  Outstanding:
Sales finance receivables                 .66%        .59%        .79%
Direct finance receivables                2.00%       3.12%       2.34%
Total                                     .80%        .84%        .89%

LIQUIDITY AND FINANCIAL RESOURCES
Because the consumer finance business involves the purchase and carrying of receivables, a relatively high ratio of borrowings to net worth is customary and is an important element in Mercury's operations. Mercury endeavors to maximize its liquidity by diversifying its sources of funds which include
(a) cash from operations, (b) the issuance of short-term commercial paper, and (c) direct borrowings available from commercial banks and insurance companies, consisting of short-term lines of credit and long-term senior and subordinated notes. Most of the assets of Mercury are at fixed rates, and have an average initial maturity of approximately 24 months. Of Mercury's total debt, 40% has an original maturity of greater than one year at a fixed rate of interest.

ACCOUNTING CHANGES
In December 1986, the Financial Accounting Standards Board issued FASB Statement No. 91 which relates to the accounting for nonrefundable fees and cost associated with originating or acquiring loans. The staement requires that loan origination and commitment fees and certain direct loan origination costs be deferred and amortized as an adjustment to the related loan's yield. Mercury has not adopted the provisions of this statement because adoption would not have a material effect on Mercury's reported results of operation or financial condition.
Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to adoption of SFAS 109 Mercury accounted for income taxes under APB 11.
The Financial Accounting Standards Board has issued FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. Management believes that this statement will not have a material effect on Mercury's reported results of operation or financial condition.
The Financial Accounting Standards Board has issued FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement did not have a material effect on Mercury's reported results of operation or financial condition.
The Financial Accounting Standards Board has also issued FASB Statement
No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. Mercury holds no such derivative financial insturments at December 31, 1994.

BOARD OF DIRECTORS
The Honorable Daniel J. Terra - Chairman of the Board
John N. Brincat - President and Chief Executive Officer
Dennis H. Chookaszian - Chairman and Chief Executive Officer of CNA
  Insurance Cos.
William C. Croft - Chairman of the Board of Clements National Company
Clifford R. Johnson - Retired Executive Vice President of Jewel
  Companies, Inc.
Andrew McNally IV - Chairman and Chief Executive Officer of Rand McNally & Co. Bruce I. McPhee - Vice Chairman of Kimball Hill Homes, Inc.
Fred G. Steingraber - Chairman and Chief Executive Officer of
  A.T. Kearney, Inc.
Philip J. Wicklander - President of Wicklander Printing Corporation

EXECUTIVE OFFICERS
The Honorable Daniel J. Terra, Chairman of the Board
John N. Brincat, President and Chief Executive Officer
James A. Doyle, Senior Vice President, Controller and Secretary
Richard P. Bosson, Vice President, Operations
Jeffrey R. Brincat, Vice President, Administration
John N. Brincat, Jr., Vice President, Operations
Michael H. Caul, Vice President, Operations
Steven G. Gould, Vice President, Operations
Charley A. Pond, Vice President, Treasurer and Chief Financial Officer John J. Pratt, Vice President, Operations
Edward G. Stautzenbach, Vice President, Marketing
Sheila M. Tilson, Assistant Vice President, Assistant Secretary

SHAREHOLDER INFORMATION
Corporate Headquarters:
Mercury Finance Company
40 Skokie Boulevard
Northbrook, IL  60062
708-564-3720
Shareholder Relations Officer: Charley A. Pond, Vice President and Treasurer Transfer Agent and Registrar:
Harris Trust Company of New York c/o
Harris Trust & Savings Bank
311 West Monroe Street
Chicago, IL  60606
312-461-7369
Annual Meeting:
The annual shareholders' meeting will be held Monday, April 10, 1995 at
10:00 A.M. at Harris Trust & Savings Bank, 111 West Monroe Street, 8th Floor, Chicago, IL 60606
Form 10-K:
Copies of Mercury Finance Company's annual report and 10-k as filed with the Securities and Exchange Commission, may be obtained from the Shareholder Relations Department.
Dividend Reinvestment:
Dividends may be automatically reinvested in Mercury Finance Company common stock. Inquires regarding this service should be directed to:
Harris Trust Company of New York
Dividend Reinvestment
P.O. Box A3309
Chicago, IL  60690
312-461-7369